

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 20, 2007

E. Livingston B. Haskell
General Corporate Counsel
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, VA 23168

> **Re:** **Lumber Liquidators, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 15, 2007**
> **File No. 333-142309**

Dear Mr. Haskell:

We have reviewed your filing and have the following comments.

<u>Critical Accounting Policies and Estimates, page 48</u>

<u>Equity Compensation, page 49</u>

1. Once you have established your proposed IPO price range, please provide the following additional disclosures related to the fair value of your equity instruments:

   - A comprehensive analysis of how you estimated the fair value of common stock for each stock option grant date within the last fiscal year through the IPO;
   - Whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;
   - If the valuation specialist was a related party, a statement indicating that fact;
   - The intrinsic value of outstanding equity instruments based on the estimated IPO price;
   - A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented;
   - A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price; and
   - Update the disclosures for any stock options or equity instruments granted after March 31, 2007.

Annual Cash Bonus Awards, page 80

2. In your response to comment 6 in our letter dated June 13, 2007, you state that you believe disclosure of the 2006 performance target amounts based on audited earnings before income taxes, cash bonuses and non-cash stock compensation would result in competitive harm and is not material to shareholders. Note that under the revised Item 402(b)(1)(v) disclosure requirements, a registrant must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants. Please explain how competitors may be able to determine details about the company's strategy based on the performance targets and explain how this would affect you differently that other companies who disclose performance targets.

3. Please discuss how you determine the performance targets. Also, disclose the performance targets for 2007.

    As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                                                Sincerely,

                                                Jennifer Hardy
                                                Branch Chief

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, NY 10006